QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1a(1)

Veeco Instruments Inc.
100 Sunnyside Boulevard, Suite B
Woodbury, NY 11797

December 18, 2003

Re: Stock Option Exchange Program

Dear Employee,

On behalf of the Board of Directors and the senior management of Veeco, I am pleased to inform you that Veeco will be offering you the opportunity to participate in an option exchange program for outstanding options with an exercise price of $40.00 per share or greater. Eligible options will be exchanged for new options at an exchange ratio of one new option for every 2.5 eligible options, as adjusted for any stock splits, stock dividends and similar events. The new options will be issued six months and one day after this exchange offer closes.

The terms of the new options will not differ in any material respect from the old options for which they were exchanged, except that the exercise price of the new options will be the closing price of Veeco common stock on the trading day immediately preceding the day the new options are granted. The new options may not be exercised until the date that is six months following the grant date, at which point they will be vested to the same extent that the options they replace would have been vested on that date had they not been surrendered. Also, all new options will be non-qualified options, so if your old options were ISOs, there maybe different tax treatment when you exercise the new options.

You may be asking yourself why do we need to wait six months to grant the new options? The answer is that unfavorable tax and accounting treatment will result for the company unless we wait at least six months and one day to issue new options in exchange for old options. The new options will be granted on or about the later of July 21, 2004, and the first business day which is at least six months and one day following the date Veeco accepts and cancels your options.

This exchange offer is subject to the conditions of the Offer to Exchange that follows this letter. It is important that you carefully read the entire Offer to Exchange before you decide whether to exchange any of your options under the program. Please keep in mind that the exchange of options involves risks that are discussed in the Offer to Exchange. Please visit myVeeco.com to view the options eligible for this program and to indicate your decision to participate in this exchange offer. The program closes on January 20, 2004 at 12:00 midnight New York City Time. Additional information is available on myVeeco.com and employee webcasts will be held in early January to further explain the program.

I want to thank each of you for your continued efforts on behalf of Veeco and wish you and your families the happiest of holiday seasons.

Very truly yours,

Sue Aulenbacher
Vice President, Human Resources
Veeco Instruments Inc.

VEECO INSTRUMENTS INC.

OFFER TO EXCHANGE OUTSTANDING OPTIONS HAVING
AN EXERCISE PRICE OF $40.00 OR GREATER FOR NEW OPTIONS

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON JANUARY 20, 2004,
UNLESS THE OFFER IS EXTENDED.

        Veeco Instruments Inc. ("Veeco") is offering employees the opportunity to exchange outstanding stock options (whether or not vested) having an exercise price of $40.00 or greater per share (the "eligible options") for new options that we will grant to purchase shares of our common stock (the "new options"). All eligible options which are submitted by optionees and accepted by Veeco for exchange will be canceled upon expiration of this offer. We will grant the new options on the later of July 21, 2004 and the first business day which is at least six months and one day following the date we cancel the options accepted for exchange. The new options may not be exercised until the date that is six months following the grant date, at which point they will immediately vest to the same extent that the options they replaced would have been vested on that date had they not been surrendered.

        The new options will not be granted until July 21, 2004 at the earliest. You will be at risk during the period between the expiration date of this offering and the date on which your new options will be granted (the "cancellation period"). If, for any reason, you cease to serve as an employee of Veeco or its subsidiaries during the cancellation period, you will not be eligible to have a new option granted to you at the end of the cancellation period. Similarly, if Veeco ceases to exist as an independent corporation during the cancellation period, either because it is acquired or for any other reason, or if you cease working for us because your business unit has been sold or for any other reason, you will not be eligible to receive a new option at the end of the cancellation period.

        THIS OFFER TO EXCHANGE HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY STATE SECURITIES COMMISSION. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        We are making this offer upon the terms and subject to the conditions described in this "Offer to Exchange," the accompanying cover letter and the Stock Option Election which may be accessed at www.myVeeco.com, including the Stock Option Election Agreement referenced therein, a copy of which is attached as Schedule B hereto (these documents together, as they may be amended from time to time, constitute the "offer"). This offer is not conditioned upon a minimum number of options being exchanged. This offer is subject to the conditions described in Section 6 of this Offer to Exchange.

        Shares of our common stock are quoted on The Nasdaq National Market under the symbol "VECO". On December 15, 2003, the closing price of our common stock on The Nasdaq National Market was $26.90 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to exchange your options.

        See "Risks of Participating in the Offer" beginning on page 11 for a discussion of risks that you should consider before participating in this offer.

IMPORTANT

        In order to accept this offer, eligible Veeco employees must electronically complete and submit the Stock Option Election which can be found on www.myVeeco.com before 12:00 midnight, New York City Time, on January 20, 2004. If you are unable to electronically submit the Stock Option Election, please contact the Option Exchange Administrator by one of the methods described below. We will not make any exceptions with regard to this deadline; we will not process any acceptance received after this offer expires.

        Optionees who decide not to participate in this offer are requested to advise us that they are declining the offer by so indicating on their Stock Option Election and submitting their Stock Option Election as described above. If you do not complete and submit the Stock Option Election before the offer expires, it will have the same effect as if you rejected the offer.

        We are not making this offer to, and we will not accept any options from, holders in any jurisdiction in which we believe this offer would not comply with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

        WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED COVER LETTER AND STOCK OPTION ELECTION WHICH MAY BE ACCESSED AT WWW.MYVEECO.COM, INCLUDING THE STOCK OPTION ELECTION AGREEMENT REFERENCED THEREIN (A COPY OF WHICH IS ATTACHED AS SCHEDULE B HERETO). IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

        You should direct questions about this offer or requests for assistance or for additional copies of the Offer to Exchange to the Option Exchange Administrator

by email: optionexchange@veeco.com	by telephone: (516) 677-0200 ext. 1447	by facsimile: (516) 714-1210
by regular mail: Veeco Instruments Inc. 100 Sunnyside Boulevard, Suite B Woodbury, New York 11797 Attn: Option Exchange Administrator

SCHEDULE A— Information About the Directors and Executive Officers of Veeco Instruments Inc.

SCHEDULE B— Stock Option Election Agreement

SUMMARY TERM SHEET

        The following are answers to some of the questions that you may have about this offer. We urge you to carefully read the remainder of this Offer to Exchange and the accompanying cover letter because the information in this summary is not complete. We have included references to the relevant sections of this Offer to Exchange where you can find a more complete description of the topics in this summary.

Q1.
WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

        We are offering to exchange all outstanding stock options having an exercise price of $40.00 or greater per share that were granted and are outstanding under:

    Veeco Instruments Inc. 1992 Employees' Stock Option Plan, as amended (the "1992 Plan");

    Veeco Instruments Inc. 2000 Stock Option Plan, as amended (the "2000 Plan");

    Veeco Instruments Inc. 2000 Stock Option Plan for Non-Officer Employees, as amended (the "2000 Non-Officer Employees Plan");

    CVC, Inc. 1997 Stock Option Plan (the "1997 CVC Plan"); and

    Applied Epi, Inc. 1993 Stock Option Plan (the "1993 Applied Epi Plan").

        All references to the "Plan" herein shall be deemed to be references to the 1992 Plan, 2000 Plan, 2000 Non-Officer Employees Plan, 1997 CVC Plan and/or 1993 Applied Epi Plan, as applicable. (See Section 1)

Q2.
WHY ARE WE MAKING THE OFFER?

We believe that stock options provide incentives to employees to promote increased stockholder value and are a major factor in our ability to attract and retain key personnel responsible for the continued development and growth of Veeco. In light of recent stock market conditions and the difficulties experienced generally in our industry, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock. We believe that these options are unlikely to be exercised in the foreseeable future. We felt it appropriate to offer this exchange program, which, together with our regular annual grant process, will help us to motivate and reward our employees for their role in achieving operational and financial goals and increasing stockholder value. In addition, by undertaking an exchange of old options for a lesser number of new options, we can avoid the potential additional dilution to our stockholders and the resulting potential decrease in earnings per share that could result from simply granting additional options to employees at the current market price of our common stock. (See Section 2)

Q3.
ARE THERE CONDITIONS TO THE OFFER?

        The offer is subject to the conditions described in Section 6. However, the offer is not conditioned on a minimum number of option holders accepting the offer or a minimum number of options being exchanged. (See Section 6)

Q4.
ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY IN ORDER TO RECEIVE THE NEW OPTIONS?

        You must be the owner of an eligible option that is outstanding as of the date on which our offer expires and, on the grant date, you must be an employee of Veeco or its subsidiaries, provided that you can not participate in the exchange if you are a director or one of the top five most highly compensated executive officers of the Company. The grant date will be the later of July 21, 2004 and the first business day which is at least six months and one day following the date we cancel the options accepted for exchange. (See Sections 1, 5 and 10)

        IF YOU AGREE TO EXCHANGE YOUR OPTIONS BUT ARE NOT AN EMPLOYEE OF VEECO OR ITS SUBSIDIARIES FROM THE DATE YOU SUBMIT ELIGIBLE OPTIONS FOR EXCHANGE THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL FORFEIT YOUR ELIGIBLE OPTIONS AND NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. ALSO, YOU WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS TENDERED IF YOU CEASE SERVING AS AN EMPLOYEE OF VEECO OR ITS SUBSIDIARIES DURING THE CANCELLATION PERIOD.

Q5.
WHAT IF I AM NOT AN EMPLOYEE OF VEECO OR ITS SUBSIDIARIES WHEN THE NEW OPTIONS ARE GRANTED?

        If you believe that you will not be an employee of Veeco or its subsidiaries when the new options are granted, we recommend that you not accept the offer. Your eligible options may currently be fully or partially vested. If you do not accept the offer, then when your relationship with Veeco ends, you generally will be able to exercise your eligible options that have vested through the date of termination. However, if you accept the offer, your eligible options will be canceled. If your relationship ends before the new options are granted, you will not be eligible to receive new options and you will not receive any other consideration. (See Section 1)

Q6.
HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR THE OPTIONS I SUBMIT?

        Eligible options with an exercise price per share equal to or greater than $40.00 will be exchanged for new options at an exchange ratio of one new option for every 2.5 eligible options, as adjusted for any stock splits, dividends and similar events. Options with an exercise price per share less than $40.00 are not eligible for exchange in this offer. The exact number of option shares that are eligible for the exchange program that you now have is set forth in your Stock Option Election which may be accessed at www.myVeeco.com. If you elect to exchange any of your eligible options, it will be necessary for you to indicate the option grants that you desire to exchange in your Stock Option Election and then electronically submit it to us. If you are unable to electronically submit the Stock Option Election, please contact the Option Exchange Administrator by one of the methods described in this Offer to Exchange. All new options will be granted under the same stock option plan that governed the related canceled options and will be subject to the terms and conditions of that stock option plan. (See Section 1)

Q7.
HOW WAS THE EXCHANGE RATIO DETERMINED?

        The exchange ratio was determined by an independent third party consultant retained by Veeco. The consultant utilized an option valuation model which took into account various factors, including the current fair market value of Veeco common stock, the average exercise price and remaining life of the options to be exchanged, prevailing interest rates and the historical volatility of Veeco's stock price. The current value of the options before and after the exchange was then used to determine the exchange ratio. This approach is value neutral to our stockholders. In other words, it is intended to limit the dilution in ownership that normally results when options are exchanged on a one-for-one basis. (See Section 1)

Q8.
WHEN WILL I RECEIVE MY NEW OPTIONS?

        The new options will have a grant date that will be the later of July 21, 2004 and the first business day which is at least six months and one day following the date we cancel the options accepted for exchange. (See Section 5)

Q9.
WHY WILL I HAVE TO WAIT TO RECEIVE MY NEW OPTIONS?

        If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record a compensation expense against our earnings. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record such a compensation expense. (See Section 11)

Q10.
WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

        Each new option will have an exercise price equal to the closing sale price of our common stock on The Nasdaq National Market on the trading day immediately preceding the grant date. (See Section 8)

        BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

Q11.
WHEN WILL THE NEW OPTIONS VEST?

        The new options will vest according to the same schedule as the options for which they were exchanged, however, they may not be exercised until the date that is six months following the grant date of the new options. (See Section 8)

Q12.
WHEN WILL THE NEW OPTIONS EXPIRE?

        The new options will expire at the same time as the options for which they were exchanged (in the absence of an earlier termination), except as required by law in certain countries outside the United States.

Q13.
WILL I HAVE TO WAIT LONGER TO PURCHASE COMMON STOCK UNDER MY NEW OPTIONS THAN I WOULD UNDER THE OPTIONS I EXCHANGE?

        Yes. The new options may not be exercised until the date that is six months following the grant date. (See Section 8)

Q14.
IF I ELECT TO EXCHANGE ELIGIBLE OPTIONS, DO I HAVE TO EXCHANGE ALL OF MY ELIGIBLE OPTIONS OR CAN I JUST EXCHANGE SOME OF THEM?

        If you exchange any options granted on a particular date, you must exchange all of the options granted to you on that date. If you have eligible options with more than one grant date, however, then you may make separate elections with respect to each grant date. (See Sections 1 and 11)

Q15.
WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

        If you accept the offer, you will not recognize income for U.S. federal income tax purposes at the time of the exchange or at the time we grant new options to you. We believe that the exchange will be treated as a non-taxable exchange and the grant of options is not recognized as taxable income. We recommend that you consult with your own tax advisor to determine the tax consequences of accepting this offer. If you are an optionee based outside of the United States, we recommend that you consult with your own tax and other advisors to determine the tax and other consequences of this transaction under the laws of the country in which you live and work. (See Section 13)

Q16.
WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS (ISOs)?

        All new options granted under the offer will be nonqualified stock options (NSOs) for U.S. federal income tax purposes, regardless of whether the options tendered for exchange are ISOs or NSOs. We recommend that you read the tax discussion in this Offer to Exchange and consult your own tax advisor to assess the personal tax consequences of nonqualified stock options. (See Section 13)

Q17.
IN THE U.S., WHAT IS THE DIFFERENCE IN TAX TREATMENT BETWEEN NONQUALIFIED STOCK OPTIONS AND INCENTIVE STOCK OPTIONS?

        In general, when you exercise a nonqualified stock option, you will pay U.S. federal, state and local income taxes and FICA and Medicare taxes on any positive spread between the exercise price of the nonqualified stock option and the fair market value of the common stock on the day of exercise. For employees, this amount will be reported as income on your W-2 for the year in which the exercise occurs, and all required withholding amounts will be collected when the exercise takes place. When you sell shares that you have acquired by exercising a nonqualified stock option, any excess of the sale price over the exercise price of the option will be treated as long term capital gain or short term capital gain taxable to you at the time of sale, depending on whether you held the shares for more than the applicable holding period.

        In general, you will not recognize taxable income when you exercise an incentive stock option, but your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of your shares, which is generally determined as of the date you exercise the incentive stock options, exceeds the aggregate exercise price of the option. When you sell your shares that you have acquired by exercising an incentive stock option, the tax consequences of the sale depend on whether the disposition is "qualifying" or "disqualifying." The disposition of your shares is a qualifying disposition if it is made after the later of: (a) more than two years from the date the incentive stock option was granted or (b) more than one year after the date the incentive stock option was exercised. If the disposition of the shares you received when you exercised incentive stock options is a qualifying disposition, any excess of the sale price over the exercise price of the option will be treated as long term capital gain taxable to you at the time of the sale. If the disposition is a disqualifying disposition, the excess of the fair market value of your shares on the date the incentive stock option was exercised over the exercise price will be ordinary compensation income to you taxable at the time of the sale. However, if the difference between the sale price and the option exercise price is less than the amount in the preceding sentence, this lesser amount is ordinary compensation income to you. Any amount you realize in excess of the ordinary compensation income amount will be long-term capital gain or short-term capital gain, depending on when you sold your shares. (See Section 13)

Q18.
WHAT ARE THE U.S. TAX IMPLICATIONS OF NOT PARTICIPATING IN THIS OFFER?

        We do not believe that our offer to you will change any of the terms of your eligible options if you do not accept the offer. However, the U.S. Internal Revenue Service may characterize our offer to you as a modification of those eligible options that are incentive stock options, even if you decline the offer. A successful assertion by the U.S. Internal Revenue Service that your eligible options have been modified could extend the required period for which you must hold shares purchased under an incentive stock option in order for a sale of the shares to qualify for favorable tax treatment and cause a portion of your eligible options to be treated as nonqualified stock options. If you choose not to exchange any of your eligible options that are incentive stock options, we recommend that you consult with your own tax advisor to determine the U.S. tax consequences of the exercise of those eligible options and the sale of the common stock that you will receive upon exercise. (See Section 13)

Q19.
WHAT ACCOUNTING IMPACT WILL THE OFFER HAVE ON VEECO?

        Because of the six month and one day gap between the date on which this offer expires and the date on which the new options are granted, we will not be required to recognize any compensation expense as a result of our exchange offer. Had we selected a shorter period or modified some of the other terms of our offer, the offer could have resulted in variable accounting treatment, potentially requiring Veeco to recognize additional non-cash compensation expenses on our statement of operations. (See Section 11)

Q20.
WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I KNOW IF IT IS EXTENDED?

        The offer expires on January 20, 2004, at 12:00 midnight, New York City Time, unless we extend it. If we extend the offer, it will be necessary for us to defer the grant dates of the new options by the length of the time that we extend the offer period. You should not expect that we will extend the offer period. Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If we extend the offer, we will publicly announce the extension no later than 9:00 a.m., New York City Time, on the next business day after the last previously scheduled or announced expiration date. (See Sections 1 and 14)

Q21.
WHAT RISKS AM I TAKING IF I EXCHANGE MY ELIGIBLE OPTIONS?

        When this offer expires (January 20, 2004, unless we extend the offer period), we will cancel the eligible options that we accept for exchange. We will accept for exchange all eligible options that are submitted to us in accordance with the terms and conditions of the offer. We will not grant the new options until the later of July 21, 2004 and the first business day which is at least six months and one day following the date we cancel the options accepted for exchange.

        You will have no right to receive new options unless you are an employee of Veeco or its subsidiaries on the date that we grant the new options. Thus, you will not receive new options if you cease to work for us for any reason, including the following:

  •
  you voluntarily decide to leave our employ during the cancellation period;

  •
  you are dismissed by us during the cancellation period with or without cause;

  •
  you must leave our employ during the cancellation period due to your death or disability; or

  •
  you retire during the cancellation period.

        We have every reason to believe that Veeco will continue to exist as an independent public company as of the grant date. However, if we cease to exist as an independent public company prior to the grant date, or if you cease working for us because your business unit has been sold, you will not receive your new options. Thus, you will not receive new options if:

  •
  Veeco or your business unit is acquired during the cancellation period; or

  •
  Veeco ceases doing business during the cancellation period.

        The exercise price of the new options will not be set until the end of the cancellation period. We are certainly hopeful that the market price of our common stock will increase during the cancellation period. It is possible that the exercise price of your new options will be higher than the exercise price of the options that you are returning to us.

        The new options may not be exercised until the date that is six months following the grant date, at which point they will immediately vest to the same extent that the options they replaced would have been vested on that date had they not been surrendered.

        During the cancellation period you will be unable to exercise any of your canceled options previously accepted for exchange. Thus, if our stock price were to increase during the cancellation period, you may have less liquidity—because you will have no opportunity to exercise any options—during the cancellation period if you exchange your existing options rather than if you retain them.

        During the period between the date on which this offer expires and the date on which we will be granting the new options, we do not intend to grant any stock options to any person who has agreed to cancel options. Instead, we will defer the grant of any options that we were intending to make to such persons until the grant date. (See Sections 6 and 14)

Q22.
WHAT DO I NEED TO DO?

        If you decide to accept our offer, you must electronically complete and submit the Stock Option Election which can be found on www.myVeeco.com before 12:00 midnight, New York City Time, on January 20, 2004 and a copy of which is attached hereto as Schedule B. If you are unable to electronically submit the Stock Option Election, please contact the Option Exchange Administrator. If you have questions about this offer or requests for assistance or for additional copies of the Offer to Exchange, you should contact the Option Exchange Administrator. You should review the Offer to Exchange and the accompanying cover letter before making your election.

        If you decide not to participate in the offer, we would appreciate your indicating so on the Stock Option Election and submitting such election before 12:00 midnight, New York City Time, on January 20, 2004.

        If we extend the offer beyond January 20, 2004, then you must complete and submit the Stock Option Election before the extended expiration of the offer. We may reject any acceptance to the extent that we determine the Stock Option Election is not properly completed or to the extent that we determine it would be unlawful to accept the options. Although we may later extend, terminate or amend the offer, we currently expect to accept all properly exchanged options promptly after the offer expires. If you do not complete and submit the Stock Option Election before the offer expires, it will have the same effect as if you rejected the offer. (See Section 3)

Q23.
DURING WHAT PERIOD OF TIME MAY I CHANGE MY PREVIOUS ELECTION?

        You may change your previous election at any time before 12:00 midnight New York City Time, on January 20, 2004. If we extend the offer beyond that time, you may change your previous election at any time until the extended expiration of the offer. To change your election, you must return to your Stock Option Election on www.myVeeco.com and update your selection of eligible options and electronically resubmit your Stock Option Election. You may change your election more than once before the expiration of the offer. You will be bound by your last properly submitted Stock Option Election received by 12:00 midnight New York City Time, on January 20, 2004. (See Section 4)

Q24.
WHAT HAPPENS TO MY OPTIONS IF I DO NOT ACCEPT THE OFFER OR IF MY ACCEPTANCE DOES NOT QUALIFY UNDER THE TERMS OF THE OFFER?

        Nothing. If you do not accept the offer, or if we do not accept the options you submit because your exchange did not qualify under the terms of our offer, you will keep your current options, and you will not receive any new options pursuant to this offer. No changes will be made to your current options. However, if you are an employee residing in the United States, you choose not to participate in this offer and your eligible option grants are incentive stock options, the U.S. Internal Revenue Service could decide that the offer is a modification of the status of your incentive stock options. A successful assertion by the U.S. Internal Revenue Service that your incentive stock options are modified could extend the required period for which you must hold shares purchased under an incentive stock option in order for a sale of the shares to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options. For further details, please consult with your personal tax advisor. (See Section 13)

Q25.
WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

        Although our Board has approved this offer, neither we nor our Board of Directors are making any recommendation as to whether you should tender or refrain from tendering your eligible options.

We recognize that the decision to accept is an individual one that should be based on a variety of factors. You should consult with your personal advisors if you have questions about your financial or tax situation. Under certain circumstances, you could fare worse financially by accepting the offer than if you decide not to accept the offer. (See Section 2)

Q26.
WHAT SHOULD I DO IF I HAVE QUESTIONS ABOUT THE OFFER?

        For additional information or assistance, you should contact the Option Exchange Administrator

by email: optionexchange@veeco.com	by telephone: (516) 677-0200 ext. 1447	by facsimile: (516) 714-1210
by regular mail: Veeco Instruments Inc. 100 Sunnyside Boulevard, Suite B Woodbury, New York 11797 Attn: Option Exchange Administrator

        A representative of Veeco will do his or her best to promptly respond to any of your questions about this offer. (See Section 16)

RISKS OF PARTICIPATING IN THE OFFER

        Participating in this offer involves a number of risks, including those described below. We refer you to the information concerning risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2002. You can find this information in that report under "Part I, Item 7-Management Discussion and Analysis of Financial Condition and Results of Operations: Risk Factors That May Impact Future Results." You should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in this offer. In addition, we strongly urge you to read the sections in this Offer to Exchange discussing the tax consequences in the United States and in other jurisdictions, as applicable, as well as the rest of this Offer to Exchange, for a more in-depth discussion of the risks that may apply to you before deciding to participate in the exchange offer.

ECONOMIC RISKS

        If the price of our common stock increases after the date on which your options are canceled, your canceled options might be worth more than the new options that you receive in exchange for them.

        For example, if you cancel options with an exercise price of $43.75 per share, and the price of our common stock increases to $45.00 per share when the new options are granted, your new options will have a higher exercise price than the canceled options.

        Since you will be receiving a lesser number of new options, the total value of the new options may be lower than the total value of your cancelled options.

        For example, if you cancel 1,000 options with an exercise price of $40.00 per share, you will receive 400 new options. Assuming your new options have an exercise price of $27.00 per share and you exercise the new options when the price of our common stock is $55.00 per share, then the aggregate value of your new options (400 × ($55.00 – $27.00) = $11,200) will be less than the aggregate value which your old options would have had had they not been exchanged (1,000 × ($55.00 – $40.00) = $15,000). This example is for illustrative purposes only and does not reflect taxes or transaction or other expenses associated with an option exercise.

        If you participate in the offer, you will be ineligible to receive any additional option grants until July 21, 2004, at the earliest.

        Employees generally are eligible to receive option grants at any time that we choose to make such grants. However, if you participate in the offer, you will not be eligible to receive any additional option grants until July 21, 2004, at the earliest.

        If we are acquired by or merge with another company, your canceled options might be worth more than the new options that you receive in exchange for them.

        A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, optionees who elect to participate in the offer might be deprived of the benefit of the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those optionees who did not participate in this offer and retained their original options.

        If your employment terminates before we grant the new options, including as the result of a reduction-in-force or another company's acquisition of us, you will neither receive a new option nor have any of your canceled options returned to you.

        Once we cancel the options that you elect to exchange, all of your rights under the options terminate. Accordingly, if your employment with Veeco terminates for any reason, including as the result of a reduction-in-force or another company acquiring Veeco, before the grant of the new options, you will have the benefit of neither the canceled option nor any new option.

        Our revenues depend on the health of the economy and the growth of our customers and potential customers. If the economic conditions in the United States remain at current levels or worsen or if a wider or global economic slowdown occurs, we may experience a material adverse impact on our business, operating results, and financial condition and may undertake various measures to reduce our expenses including a reduction-in-force. Should your employment be terminated as part of any such reduction-in-force, you will have the benefit of neither the canceled option nor any new option.

        If another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all our employees before the new option grant date. If your employment terminates for this or any other reason before the new option grant date, you will not receive a new option, nor will you receive any other compensation for your options that were canceled.

TAX-RELATED RISKS

        Your new option will be a nonqualified stock option, whereas your canceled option may have been an incentive stock option.

        The new option that will replace your exchanged option will be a nonqualified stock option. In general, nonqualified stock options are less favorable to you from a tax perspective. For more detailed information, please read the rest of this Offer to Exchange, and see the tax disclosure set forth in Section 13 ("Income Tax Consequences").

        Tax-related risks for tax residents of one or more jurisdictions.

        If you are subject to the tax laws in more than one jurisdiction, you should be aware that there may be tax and social security consequences that may apply to you. For more detailed information, please read the rest of the offer to exchange, and see the tax disclosure set forth in Section 13 ("Income Tax Consequences"). You should be certain to consult your own tax advisor to discuss these consequences.

THE OFFER

1.
Number Of Options; Expiration Date

        We are offering to exchange new options to purchase common stock in return for all eligible options. Eligible options are all outstanding options that have an exercise price of $40.00 or greater per share. We estimate that as of the date of this offer, options covering approximately 708,000 shares of our common stock are eligible for exchange.

        You may only submit options having an exercise price of $40.00 or greater per share. If you exchange any options granted on a particular date, you will be required to exchange all of the options granted to you on that date.

        Our offer is subject to the terms and conditions described in this Offer to Exchange and the accompanying cover letter. We will only accept options that are properly submitted and not validly withdrawn in accordance with Section 4 of this Offer to Exchange before the offer expires on the "expiration date" as defined below.

        Eligible options with an exercise price per share equal to or greater than $40.00 will be exchanged for new options at an exchange ratio of one new option for every 2.5 eligible options, as adjusted for any stock splits, dividends and similar events. Options with an exercise price per share less than $40.00 are not eligible for exchange in this offer. The exact number of eligible options that you now have is set forth in the Stock Option Election which may be accessed at www.myVeeco.com. All new options will be issued under the same Plan that covered the canceled options.

        IF YOU ARE NOT AN EMPLOYEE OF VEECO OR ITS SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE OF VEECO OR ITS SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS.

        The term "expiration date" means 12:00 midnight, New York City Time, on January 20, 2004, unless and until we, in our discretion, extend the period of time during which the offer will remain open. If we extend the period of time during which the offer remains open, the term "expiration date" will refer to the latest time and date on which the offer expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the offer. If we decide to take any of the following actions, we will publish a notice:

    •
    we increase or decrease what we will give you in exchange for your options; or

    •
    we increase or decrease the number of options eligible to be exchanged in the offer.

        If the offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of ten business days after the date the notice is published. A "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City Time.

2.
Purpose Of The Offer

        We issued the options under the Plan to strengthen Veeco by providing incentives to our employees to encourage them to devote their abilities and industry to the success of Veeco's business. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe that in light of recent market conditions, many of these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the closing sales price of our common stock on the day immediately preceding the grant date, we intend to provide our optionees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for our optionees and thereby maximize stockholder value. We will not penalize employees in any respect if they decide not to accept the offer. Thus, by way of example, employees who decline to participate will remain eligible to receive future option grants notwithstanding the fact that they opted not to participate in our offer.

        We are reserving the right, in the event of a merger or similar transaction, or in the event of a sale of a business unit, to take any actions we deem necessary or appropriate to complete a transaction that our Board of Directors believes is in the best interests of Veeco and its stockholders. This could include steps which would preclude current optionees from being eligible to receive new options on the grant date. If we were to take such steps in connection with such a transaction, optionees who have tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their tendered options.

        Subject to the foregoing, except as otherwise described or referred to in this Offer to Exchange or in our filings with the SEC, we presently have no current plans or proposals that relate to or would result in:

    •
    an extraordinary corporate transaction, such as a merger or reorganization, involving the sale of Veeco or any of our material subsidiaries;

    •
    any sale of a material amount of our assets or any subsidiary's assets;

    •
    any material change in our present dividend policy or our indebtedness;

    •
    any change in our present board of directors or senior management, including a change in the number or term of directors or to fill any existing board vacancies or change any executive officer's material terms of employment;

    •
    any other material change in our corporate structure or business;

    •
    the aquisition by any person of any of our securities;

    •
    the issuance and sale by us of any of our securities;

    •
    our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

    •
    our common stock becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act;

    •
    the suspension of our obligation to file reports pursuant to section 15(d) of the Securities Exchange Act; or

    •
    any material change in our certificate of incorporation or bylaws, or any actions which may make it more difficult for any person to acquire control of our company.

        From time to time, we receive inquiries regarding potential transactions which could ultimately result in our acquiring assets or businesses in exchange for our stock, cash or a combination of stock and cash.

        Neither we nor our Board of Directors are making any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. We recognize that the decision to accept the offer is an individual one that should be based on a variety of factors. You should consult with your personal advisors if you have questions about your financial or tax situation. Under certain circumstances, you could fare worse financially by accepting the offer than if you decide not to accept the offer. If you accept the offer, we will not grant any options to you prior to the grant date, even if you otherwise would have received grants in the interim. Instead, we will defer the grant of any such "interim" options until after the grant date.

3.
Procedures

        Making Your Election.    To make an election to accept this offer, you must electronically complete and submit the Stock Option Election which can be found on www.myVeeco.com (a copy of which is attached hereto as Schedule B) to the Option Exchange Administrator, before 12:00 midnight New York City Time on the expiration date. If you are unable to electronically submit the Stock Option Election, please contact the Option Exchange Administrator by one of the methods described in this Offer to Exchange. We will not make any exceptions with regard to this deadline; we will not process any acceptance received after this offer expires.

        Optionees who decide not to participate in this offer are requested to indicate this on the Stock Option Election and submit such election before 12:00 midnight, New York City Time on January 20, 2004. If you do not complete and submit the Stock Option Election before the offer expires, it will have the same effect as if you rejected the offer.

        Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.    We will determine, in our discretion, all questions as to the number of shares subject to eligible options and as to the validity, form, eligibility (including time of receipt) and acceptance of Stock Option Elections. Our determination of these matters will be final and binding on all parties. We may reject any or all Stock Option Elections to the extent that we determine that they were not properly submitted or to the extent that we determine that it is unlawful to accept the selected options. Otherwise, we will accept properly and timely submitted options. We may waive any of the conditions of the offer or any defect or irregularity in any Stock Option Election in which case, such waiver will apply to all similar defects or irregularities and the waiver of such condition will apply to all holders. No options will be properly submitted until all defects or irregularities have been cured by the option holder submitting the options or waived by us. Neither we nor any other person are obligated to give notice of any defects or irregularities involved in the submission of any options, and no one will be liable for failing to give notice of any defects or irregularities.

        Our Acceptance Constitutes an Agreement.    If you elect to exchange eligible options according to the procedures described above, you will be deemed to accept the terms and conditions of the offer. Our acceptance of eligible options that are properly submitted will form a binding agreement between us and you on the terms and subject to the conditions of this offer.

        Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly submitted options that have not been validly withdrawn.

4.
Change In Election

        You may return to the Stock Option Election to make election changes or to withdraw previously submitted Stock Option Elections at any time prior to 12:00 midnight New York City on January 20, 2004 (or a later Expiration Date if the Company extends the offer). If you are changing your previous elections, you will need to update your selection of eligible options and fill out all other required information prior to electronically submitting the Stock Option Election. If you decide to reject the offer or withdraw a previously submitted Stock Option Election, you must so indicate by checking the appropriate box on the Stock Option Election. Your new Stock Option Election will supersede any previously submitted Stock Option Elections which will be considered replaced in full by the new Stock Option Election. You will be bound by your last properly submitted Stock Option Election received by 12:00 midnight New York City Time on January 20, 2004 (or a later Expiration Date if the Company extends the offer).

5.
Acceptance Of Options For Exchange And Cancellation And Issuance Of New Options

        On the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will timely accept the eligible options for exchange, and cancel all options properly submitted and not validly withdrawn before the expiration date. The new options will have a grant date of the later of July 21, 2004 and the first business day which is at least six months and one day following the date we cancel the options accepted for exchange.

        Eligible options with an exercise price per share equal to or greater than $40.00 will be exchanged for new options at an exchange ratio of one new option for every 2.5 eligible options, as adjusted for any stock splits, dividends and similar events. Options with an exercise price per share less than $40.00 are not eligible for exchange in this offer. The Stock Option Election shows all of the option shares that you now own. Promptly following the expiration of the offer, the Stock Option Administrator will send a letter to each option holder who accepted the offer stating that the options submitted by such holder have been accepted for cancellation and that such holder will receive a grant of new options in accordance with the terms of the offer. Promptly following the grant of new options, the Stock Option Administrator will send a grant confirmation letter to each option holder who accepted the offer and continues to be an employee of Veeco.

        IF YOU ARE NOT AN EMPLOYEE OF VEECO OR ITS SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE OF VEECO OR ITS SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS.

        Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly submitted options that have not been validly withdrawn.

6.
Conditions Of The Offer

        Participation in the offer by an eligible employee is conditioned upon such employee's completion and submission of the Stock Option Election, including entering into the Stock Option Election Agreement referenced therein, a copy of which is attached as Schedule B hereto, in each case, in the manner provided on www.myVeeco.com and by the expiration of the offer at 12:00 midnight, New York City Time, on January 20, 2004 or, if the offer period is extended, by the applicable deadline.

        In addition, we will not be required to accept any options submitted to us, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options submitted to us, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time before the expiration date, we determine that any of the following events has occurred:

  •
  any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened in writing to us or our counsel or pending before any court, authority, agency or tribunal that challenges the making of the offer, the acquisition of some or all of the returned options, the issuance of new options, or otherwise relates to the offer or that, in our reasonable judgment, materially and adversely affects our business, condition (financial or other), income, operations or prospects or materially changes the tax or accounting treatment to us of the offer;

  •
  any action is threatened in writing to us or our counsel, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would:

  •
  make it illegal for us to accept some or all of the eligible options or to issue some or all of the new options or otherwise restrict or prohibit consummation of the offer;

  •
  delay or restrict our ability, or render us unable, to accept the eligible options for exchange and cancellation or to issue new options for some or all of the exchanged eligible options;

  •
  materially changes the tax or accounting treatment to us of the offer; or

  •
  materially and adversely affect our business, condition (financial or other), income, operations or prospects;

  •
  there is:

  •
  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

  •
  the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

  •
  another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

  •
  any person, entity or "group," within the meaning of section 13(d)(3) of the Securities Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before December 18, 2003;

  •
  any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before December 18, 2003 has acquired or proposes to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

  •
  any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 indicating that it intends to acquire us or any of our assets or securities or otherwise shall have made a public announcement that it intends to acquire us or any of our assets or securities;

  •
  any change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is materially adverse to us; or

  •
  there shall have occurred any change in generally accepted accounting principles which would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer other than with respect to options granted to optionees who elect to participate in the exchange and who were granted options within the period beginning six months prior to commencement of the exchange period and concluding at least six months and one day following the date we cancel the options accepted for exchange.

        The conditions to the offer are for our benefit and must be satisfied or waived by us prior to the expiration date, other than conditions that are subject to applicable law. To the extent we choose to waive any condition, we may do so in our discretion at any time and from time to time before the expiration date, whether or not we waive any other condition to the offer. Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

7.
Price Range Of Common Stock

        Our common stock is quoted on The Nasdaq National Market under the symbol "VECO." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by The Nasdaq National Market.

Quarter ended	High	Low
September 30, 2003	$24.24	$16.65
June 30, 2003	$21.25	$14.64
March 31, 2003	$17.79	$11.41
December 31, 2002	$14.70	$9.14

September 30, 2002	$24.75	$10.21
June 30, 2002	$38.80	$21.43
March 31, 2002	$40.12	$24.50
December 31, 2001	$38.15	$24.05

September 30, 2001	$41.70	$19.90
June 30, 2001	$57.50	$33.00
March 31, 2001	$66.50	$34.25
December 31, 2000	$108.50	$30.88

        As of December 15, 2003, the last reported sale price of our common stock, as reported by The Nasdaq National Market, was $26.90 per share.

        We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options.

8.
Source And Amount Of Consideration; Terms Of New Options

        Consideration.    Each new option will be exercisable for a number of shares equal to 2.5 shares covered by the eligible options submitted to us, as adjusted for any stock splits, stock dividends and similar events.

        If we receive and accept the submission of all outstanding eligible options, we will grant new options to purchase a total of approximately 283,000 shares of our common stock. The common stock issuable upon exercise of the new options will equal approximately 1.0% of the total shares of our common stock outstanding as December 12, 2003.

        Terms of New Options.    Each new option will be issued under the same Plan as the option for which it has been exchanged. Except with regard to exercise price and as otherwise specified in this offer, the terms and conditions of the new options will not differ in any material respect from the terms and conditions of the eligible options.

        The new options may not be exercised until the date that is six months following the grant date, at which point they will immediately vest to the same extent that the options they replaced would have been vested on that date had they not been surrendered.

        The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options. Assuming that the conditions described above are satisfied and the optionee's exchange of eligible options has been accepted, the optionee will have the right to receive the new options on the grant date if:

  •
  the optionee remains an employee of Veeco or its subsidiaries as of the grant date; and

  •
  no "Extraordinary Event" has occurred on or before the grant date.

        For purposes of this offer, the term "Extraordinary Event" shall mean:

    •
    a merger, consolidation or other business combination involving Veeco in which the stockholders of Veeco immediately prior to such transaction do not own, after such transaction, at least 50% of Veeco or the corporation or other entity controlling Veeco;

    •
    a sale of all or substantially all of the assets of Veeco;

    •
    the liquidation or dissolution of Veeco; or

    •
    the filing of a voluntary petition by us in a bankruptcy proceeding or the filing of an involuntary bankruptcy petition against us which is not dismissed within sixty days after the filing date.

        The following summary description of the Plan describes all material terms of the Plan. Complete information about the Plan is included in the Plan summary previously circulated to you. Please contact the Option Exchange Administrator to request a copy of the Plan. A copy will be provided promptly and at our expense.

        General.    The Plan provides for the granting of stock options to eligible employees. Options granted under the Plan become exercisable in varying amounts determined at the time of the option grants.

        As of December 12, 2003, stock options covering approximately 877,000 shares were available for grant under the Plan and stock options to purchase approximately 6,383,000 shares were outstanding under all of our stock option plans, including the Plan. If any stock options granted under the Plan expire or terminate for any reason before they have been exercised in full, the shares subject to those expired or terminated options will again be available for issuance pursuant to the Plan.

        Administration.    The Compensation Committee of our Board of Directors has the exclusive discretionary authority to operate, manage and administer the Plan in accordance with its terms. The Compensation Committee's decisions and actions concerning the Plan are final and conclusive. Within the limitations of the Plan and applicable laws and rules, the Compensation Committee may allocate or delegate its administrative responsibilities and powers under the Plan, and our Board of Directors is permitted to exercise all of the Compensation Committee's powers under the Plan.

        The Compensation Committee has broad authority to administer and interpret the Plan. In addition to its other powers under the Plan described in this Offer to Exchange, the Compensation Committee exercises the following authorities and powers under the Plan in accordance with its terms:

    •
    to determine which eligible employees, officers, directors and/or consultants will receive options under the Plan, the provisions of such options, including the number of shares of our common stock covered by each such option, and the timing of option grants;

    •
    to establish, amend, waive and rescind rules, regulations and guidelines for carrying out the Plan;

    •
    to establish, administer and waive terms, conditions, performance criteria, restrictions, or forfeiture provisions, or additional terms, under the Plan, or applicable to options granted under the Plan;

    •
    to accelerate the vesting or exercisability of options granted under the Plan;

    •
    to offer to buy out outstanding options granted under the Plan;

    •
    to determine the form and content of the option award agreements which represent options granted under the Plan;

    •
    to interpret the Plan and option award agreements;

    •
    to correct any errors, supply any omissions and reconcile any inconsistencies in the Plan and/or any option award agreements; and

    •
    to take any actions necessary or advisable to operate and administer the Plan.

        The Plan grants the Compensation Committee full discretionary authority in its administration of the Plan. Decisions and actions of the Compensation Committee concerning the Plan are final and conclusive. Within the limitations of the Plan and applicable laws and rules, the Compensation Committee may delegate to individuals who are not members of the Compensation Committee, or allocate among its members, its administrative responsibilities and powers under the Plan. Subject to similar limitations, the Board of Directors may exercise any of the Committee's powers under the Plan.

        Term.    The term of each option granted under the Plan is fixed by the Compensation Committee at the time of grant. The new options to be granted under the Offer to Exchange will have the same term as the options they replace, subject to earlier termination in accordance with the provisions of the Plan.

        Termination of Employment.    Under the 1992 Plan,

    •
    in the event that (i) an optionee's employment with Veeco is terminated, other than for Cause (as defined in the applicable Stock Option Agreement), (ii) an optionee voluntarily leaves the employ of Veeco or (iii) an optionee dies or becomes disabled (within the meaning of Section 22(e)(3) of the Code) while the optionee is employed by Veeco, such optionee, his estate or his legal guardian, as the case may be, is entitled to exercise the optionee's vested options for a period of 90 days following the date of such termination, voluntary departure, death or disability; and

    •
    in the event that an optionee's employment with Veeco is terminated for Cause (as defined in the applicable Stock Option Agreement), such optionee's right to exercise vested options will immediately terminate and all of such optionee's options, whether or not vested, will be rendered null, void and unexercisable.

        Under the 2000 Plan and the 2000 Non-Officer Employees Plan,

    •
    in the event that an optionee's employment with Veeco is terminated due to such optionee's death, disability or without Cause (as defined in the 2000 Plan), such optionee, or his estate or legal guardian, as the case may be, is entitled to exercise the optionee's options for a period of three months from the date of such termination or the expiration date of such options, whichever is shorter. An optionee who is subsequently rehired by Veeco, prior to the expiration of the option shall not be considered to have undergone a termination;

    •
    in the event that an optionee's employment with Veeco is terminated due to such optionee's death, his estate or legal guardian, as the case may be, is entitled to exercise the optionee's options for a period up to one (1) year from the date of death or the expiration date of such options, whichever is shorter; and

    •
    in the event that an optionee's employment is terminated for Cause (as defined in the 2000 Plan), his or her vested options will expire immediately and may not thereafter be exercised.

        Under the 1997 CVC Plan,

    •
    in the event that an optionee dies or becomes permanently and totally disabled (within the meaning of Section 22(e)(3) of the Code) while the optionee is employed by Veeco, such optionee, his estate or legal guardian, as the case may be, is entitled to exercise the optionee's vested options for a period of one year following the date of death or disability;

    •
    in the event that an optionee's employment with Veeco is terminated for any reason other than death, permanent and total disability or for Cause (as defined in the 1997 CVC Plan and the applicable stock option agreement), such optionee is entitled to exercise vested options for a period of 90 days following the date of such termination; and

    •
    unless a stock option agreement provides otherwise, in the event that an optionee's employment with Veeco is terminated for Cause (as defined in the 1997 CVC Plan and the applicable stock option agreement), such optionee cannot exercise any vested options, and all options, whether or not vested, will terminate immediately and become null, void and unexercisable. The Committee has the power to determine whether any optionee has been terminated for "Cause" and the date upon which termination for "Cause" occurs.

        Under the 1993 Applied Epi Plan,

    •
    in the event that an optionee ceases to be employed by Veeco for any reason other than such optionee's death or disability, such optionee's options expire upon such termination;

    •
    in the event that an optionee's employment with Veeco is terminated due to such optionee's death, his estate or legal guardian, as the case may be, is entitled to exercise the optionee's options, without regard to any installment exercise restrictions, for a period of three (3) months from the date of death; and

    •
    in the event that an optionee's employment with Veeco is terminated due to such optionee's permanent disability, the optionee may exercise any options, without regard to any installment exercise restrictions, for a period of three (3) months from the termination of employment.

        Adjustments Upon Certain Events.    Under the 1992 Plan, the total number of shares which may be issued under the 1992 Plan, the number of shares which may be purchased upon the exercise of options and the exercise price of such options will be adjusted by the Board for any change in the number of outstanding shares in the event of a consolidation or a merger in which Veeco is the surviving corporation. After any merger of one or more corporations into Veeco in which Veeco is the surviving corporation, or after any consolidation of Veeco and one or more other corporations, each optionee will be entitled, at no additional cost, upon any exercise of his options, to receive (subject to any required action by stockholders), in lieu of the number of shares as to which such options will then be so exercised, the number and class of shares or other securities to which such optionee would have been entitled pursuant to the terms of the applicable agreement of merger or consolidation if at the time of such merger or consolidation such optionee had been a holder of record of shares equal to the number of shares to which such optionee's options may have then been so exercised. Comparable rights will accrue to each optionee in the event of successive mergers or consolidations of the character described above.

        In the event of any sale of all or substantially all of the assets of Veeco, or any merger of Veeco into another corporation, or any dissolution or liquidation of Veeco or, in the discretion of the Board, any consolidation or other reorganization in which it is impossible or impracticable to continue in effect any options, all options granted under the 1992 Plan and not previously exercised will become exercisable by optionees who are at such time in the employ of Veeco, commencing ten days before the scheduled closing of such event, and will terminate unless exercised at least one business day before the scheduled closing of such event; provided, however, that the Board may, in its discretion, require instead that all options granted under the 1992 Plan and not previously exercised be assumed by such other corporation on the basis provided in the preceding paragraph.

        Under the 2000 Plan and the 2000 Non-Officer Employees Plan, upon a Change of Control (as generally defined below) of Veeco, all options shall become immediately exercisable. In addition, in the event of a Change of Control, the Compensation Committee may, in its discretion and upon at least ten days prior notice to the optionees, cancel all outstanding options and pay the holders thereof the value of such options in a form and an amount equal to what they would have received or been entitled to receive had they exercised all such options immediately prior to such Change of Control. The 2000 Plan and the 2000 Non-Officer Employees Plan generally define a Change of Control as the occurrence of at least one of the following events:

          (i)    the acquisition by any individual, entity or group of beneficial ownership of 30% or more of either (A) outstanding shares of Veeco or (B) the combined voting power of the voting securities of Veeco entitled to vote generally in the election of directors; excluding, among others: (1) any acquisition by Veeco and (2) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by Veeco;

          (ii)   a change in the Board such that the individuals who serve on the commencement date of the 2000 Plan and the 2000 Non-Officer Employees Plan shall cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to such date who was approved by a vote of 2/3 of the incumbent directors in office shall be deemed an incumbent director;

          (iii)  the dissolution or liquidation of Veeco;

          (iv)  the sale of all or substantially all of the business or assets of Veeco; or

          (v)   the consummation of a merger, consolidation, statutory share exchange or similar transaction which has been approved by the stockholders of Veeco, unless immediately following any such transaction (A) more than 50% of the voting power of the successor company (or its ultimate parent) is held by holders of such shares immediately prior to any such transaction; (B) no person holds 30% or more of the total voting power of the successor company (or its parent); and (C) at least a majority of the members of the Board of the successor company (or its parent) are the same as the members of the Board prior to any such transaction.

        Under the 1997 CVC Plan, unless otherwise provided for in an optionee's stock option agreement, if a "change of control" of Veeco occurs, as that term is defined in the 1997 CVC Plan, the vesting of all of options issued under the 1997 CVC Plan will accelerate and automatically become fully and immediately vested and exercisable; provided, that vesting will not be accelerated if provision is made in writing in connection with the "change of control" transaction for:

    •
    the continuation of the 1997 CVC Plan and/or the assumption of such options by a successor corporation (or a parent or subsidiary thereof); or

    •
    the substitution for such options of new options covering the stock of a successor corporation (or a parent or subsidiary thereof), with appropriate adjustments as to the number and kinds of shares and exercise prices.

        In the event of any such continuation, assumption or substitution, the 1997 CVC Plan and/or such options shall continue in the manner and under the terms so provided.

        The 1997 CVC Plan generally defines a "change of control" as the occurrence of at least one of the following events:

          (i)    The acquisition by any individual, entity or group of beneficial ownership of 30% or more of either (A) outstanding shares of Veeco or (B) the combined voting power of the voting securities of Veeco entitled to vote generally in the election of directors; excluding: (1) any acquisition directly from Veeco, (2) any acquisition by Veeco and (3) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by Veeco;

          (ii)   a change in the Board such that during any period of (2) two consecutive years, individuals who at the beginning of such period constitute the Board, and any new director

  (excluding directors designated by a person who has entered into an agreement with Veeco to effect a transaction described in paragraphs (i), (iii) or (iv)) elected by the Board or nominated for election by Veeco's stockholders was approved by a vote of at least (2/3) two-thirds of the directors in office at the beginning of the period and remaining in office at the time of the election or whose nomination was previously approved, shall cease for any reason to constitute at least a majority of the Board;

          (iii)  the occurrence of a merger, consolidation, reorganization or similar corporate transaction which has been approved by the stockholders of Veeco, whether or not Veeco is the surviving company in such transaction, in which outstanding shares are converted into (A) shares of stock of another company, other than a conversion into shares of voting common stock of the successor corporation (or a holding company thereof) representing 80% of the voting power of all capital stock thereof outstanding immediately after the merger or consolidation or (B) other securities (of either Veeco or another company) or cash or other property;

          (iv)  the approval by the stockholders of Veeco of (A) the sale or other disposition of all or substantially all of the assets of Veeco or (B) a complete liquidation or dissolution of Veeco; or

          (v)   the adoption by the Board of a resolution to the effect that any person has acquired effective control of the business and affairs of Veeco.

        Under the 1993 Applied Epi Plan, unless otherwise provided by for in an optionee's stock option agreement, prior to any (i) dissolution or liquidation of Veeco in connection with bankruptcy or similar occurrence, (ii) any merger, consolidation, acquisition, reorganization or similar occurrence in which Veeco does not survive, or (iii) the transfer of substantially all of the assets of Veeco or 75% or more of the outstanding Veeco stock, such optionee's options will be exercisable in full for a period specified by the Compensation Committee. This period will not be more than sixty (60) days or less than seven (7) days before the occurrence of such an event.

        Exercise Price.    The exercise price of each option granted under the Plan is determined by the Compensation Committee at the time of grant. The new options will have an exercise price equal to the closing sale price of one share of our common stock on The National Market System of the Nasdaq, Inc. on the close of business on the grant date of the new options or on the first day thereafter on which such a closing sale price is made available to the public.

        Tax Consequences.    You should refer to Section 13A for a discussion of the U.S. federal income tax consequences and Section 13B through G for a discussion of the non-U.S. jurisdictional tax and other consequences of the new options and the eligible options, as well as the consequences of accepting or rejecting the new options under this offer to exchange. If you are an optionee based outside of the United States, we recommend that you consult with your own tax and other advisors to determine the tax and other consequences of this transaction under the laws of the country in which you live and work.

        Registration of Option Shares.    All shares of common stock issuable upon exercise of options under the Plan, including the shares that will be issuable upon exercise of all new options, have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are considered an "affiliate" of Veeco, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

9.
Information About Veeco

        Veeco designs, manufactures, markets and services a broad line of equipment primarily used by manufacturers in the data storage, semiconductor and telecommunications/wireless industries. These industries help create a wide range of information age products such as computer integrated circuits, personal computers, hard disk drives, network servers, fiber optic networks, digital cameras, wireless phones, TV set-top boxes and personal digital assistants. Our broad line of products featuring leading edge technology allows customers to improve time to market of next generation products. Veeco's products are also enabling advancements in the growing field of nanoscience and other areas of scientific and industrial research.

        Our process equipment products precisely deposit or remove (etch) various materials in the manufacturing of advanced thin film magnetic heads (TFMHs) for the data storage industry, semiconductor deposition of mask reticles, and telecommunications/wireless devices. Our metrology equipment is used to provide critical surface measurements on semiconductor devices and TFMHs. This equipment allows customers to monitor their products throughout the manufacturing process in order to improve yields, reduce costs and improve product quality. Our metrology solutions are also key instruments used by many universities, scientific laboratories and industrial applications.

        Demand for our products has been driven by the increasing miniaturization of microelectronic components; the need for manufacturers to meet reduced time-to-market schedules while ensuring the quality of those components; and, in the data storage industry, the introduction of giant magnetoresistive (GMR) and tunneling magnetoresistive (TMR) TFMHs which require additional manufacturing steps and the ability to conduct critical measurements for quality control and other purposes during the manufacturing process. The ability of Veeco's products to precisely deposit thin films, and/or etch sub-micron patterns and make critical surface measurements in these components enables manufacturers to improve yields and quality in the fabrication of advanced microelectronic devices.

        Veeco serves its worldwide customers through our global sales and service organization located throughout the United States, Europe, Japan and Asia Pacific. At December 31, 2002, Veeco had 1,067 employees, with manufacturing, research and development and engineering facilities located in New York, California, Minnesota, Colorado and Arizona.

        Employees of the following subsidiaries may be eligible to participate in this offering: Veeco Rochester Inc. (formerly CVC Products, Inc.), Vecco Ft. Collins Inc. (formerly Ion Tech, Inc.), Veeco Metrology, LLC, Veeco Compound Semiconductor Inc. (formerly Veeco St. Paul Inc. and, prior thereto, Applied Epi, Inc.), Veeco Tucson Inc. (formerly Wyko Corporation), Veeco Instruments Inc., Nihon Veeco K.K., Veeco Asia Pte. Ltd., Veeco Instruments GmbH, Veeco Instruments Limited, and Veeco Instruments S.A.S.

        Veeco was organized as a Delaware corporation in 1989. Our principal executive offices are located at 100 Sunnyside Boulevard, Suite B, Woodbury, New York 11797, and our telephone number is (516) 677-0200.

        Recent Events.    On November 18, 2003, we purchased all of Advanced Imaging, Inc.'s ("Aii") outstanding shares for $60 million in cash plus a three-year earn out that could require payment of up to an additional $9 million if future revenue and EBITA targets are achieved. Aii is the world's leading commercial manufacturer of precision bar lapping equipment for advanced data storage thin film magnetic heads. Aii's technology is complementary to our broad line of ion beam process equipment and metrology solutions, and the combination will make us the only provider of end-to-end slider fab solutions for data storage.

        On November 3, 2003, we purchased Emcore Corporation's TurboDisc Metal Organic Chemical Vapor Deposition (MOCVD) business for $60 million in cash plus a two-year earn-out that could require payment of up to an additional $20 million if revenue targets are achieved. Combined with our molecular beam epitaxy (MBE) business, the acquisition makes us the only company that provides both key compound semiconductor epitaxial deposition technologies.

        Set forth below is selected consolidated historical financial and other data as of and for the five years ended December 31, 2002, and as of and for the nine months ended September 30, 2002 and June 30, 2003.

        Selected Financial Information.    The historical selected financial information for Veeco for the nine months ended September 30, 2003 and 2002 was derived from the unaudited consolidated financial statements included in Veeco's quarterly report on Form 10-Q for the quarterly period ended September 30, 2003 incorporated by reference into this Offer to Exchange. The historical data presented for Veeco for the nine months ended September 30, 2003 and 2002 is unaudited and, in the opinion of Veeco's management, includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of such data. Veeco's historical results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2003. The historical selected statement of operations data for Veeco for the fiscal years ended December 31, 2002 and 2001 and the historical balance sheet data of Veeco as of December 31, 2002 and 2001 was derived from the historical audited consolidated financial statements of Veeco incorporated by reference into this Offer to Exchange.

	Nine Months Ended September 30,
	2003	2002
	(In thousands, except per share data) (Unaudited)
Statement of Operations Data:
Net sales	$202,372	$230,241
Cost of sales	108,073	126,956

Gross profit	94,299	103,285
Costs and expenses:
Selling, general and administrative expense	52,027	57,405
Research and development expense	33,497	41,172
Amortization expense	9,563	10,116
Other income, net	(749)	(56)
Restructuring expense, net	3,261	1,970

Operating loss	(3,300)	(7,322)
Interest expense, net	5,703	4,351

Loss from continuing operations before income taxes	(9,003)	(11,673)
Income tax benefit	(4,056)	(4,820)

Loss from continuing operations	(4,947)	(6,853)
Loss on disposal of discontinued operations, net of taxes	—	(346)

Net loss	$(4,947)	$(7,199)

Loss per common share:
Loss per common share from continuing operations	$(0.17)	$(0.24)
Loss from discontinued operations	$—	$(0.01)

Net loss per common share	$(0.17)	$(0.25)

Diluted loss per common share from continuing operations	$(0.17)	$(0.24)
Loss from discontinued operations	$—	$(0.01)

Diluted net loss per common share	$(0.17)	$(0.25)

Weighted average shares outstanding	29,245	29,081
Diluted weighted average shares outstanding	29,245	29,081
Book value per share (1)	$10.45	$14.46

(1)
Book value is computed by dividing shareholders' equity by the number of shares of Veeco common stock outstanding at the end of such period.

	As of September 30,
	2003	2002
	(In thousands, except per share data) (Unaudited)
Balance Sheet Data
Cash and cash equivalents	$215,159	$207,640
Goodwill	33,782	125,585
Working capital	346,904	377,268
Total assets	596,412	749,916
Long-term debt (net of current portion)	230,020	234,327
Shareholders' equity	305,760	421,223

	Years ended December 31,
	2002	2001
	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$298,885	$449,251
Cost of sales	183,042	260,148

Gross profit	115,843	189,103
Costs and expenses	142,827	154,114
Merger and restructuring expenses	11,248	3,046
Write-off of purchased in-process technology	—	8,200
Write-off of deferred charges	—	—
Asset impairment charges	99,663	3,418

Operating (loss) income	(137,895)	20,325
Interest expense (income), net	6,002	(577)

(Loss) income from continuing operations before income taxes	(143,897)	20,902
Income tax (benefit) provision	(20,513)	6,020

(Loss) income from continuing operations	(123,384)	14,882
Discontinued operations:
Loss from operations, net of taxes	—	(2,450)
Loss on disposal, net of taxes	(346)	(2,123)

Loss from discontinued operations, net of taxes	(346)	(4,573)

Net (loss) income	$(123,730)	$10,309

(Loss) income per common share:
(Loss) income per common share from continuing operations	$(4.24)	$0.57
Loss from discontinued operations	(0.01)	(0.17)

Net (loss) income per common share	$(4.25)	$0.40

Diluted (loss) income per common share from continuing operations	$(4.24)	$0.56
Loss from discontinued operations	(0.01)	(0.17)

Diluted net (loss) income per common share	$(4.25)	$0.39

Weighted average shares outstanding	29,096	25,937
Diluted weighted average shares outstanding	29,096	26,355
Book value per share (a)	$10.53	$14.62

(1)
Book value is computed by dividing shareholders' equity by the number of shares of Veeco common stock outstanding at the end of such period.

	As of December 31,
	2002	2001
	(In thousands, except per share data)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$214,295	$203,154
Goodwill	30,658	125,585
Working capital	351,106	358,023
Total assets	606,818	755,519
Long-term debt (including current installments)	230,585	219,063
Shareholders' equity	307,573	423,971

10.
Interests Of Directors And Officers; Transactions And Arrangements About The Options

        A list of our directors and our top five most highly compensated executive officers is attached to this Offer to Exchange as Schedule A. As of December 12, 2003, our top five most highly compensated executive officers and directors (13 persons) as a group held options outstanding under our option plans to purchase a total of 2,194,033 shares of our common stock. None of those options are eligible for exchange under this offer.

        There have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by Veeco, or to our knowledge, by the top five most highly compensated executive officers or directors of Veeco. For more detailed information on the beneficial ownership of our common stock, you can consult the security ownership table on page 2 of our definitive proxy statement for our 2003 annual meeting of stockholders.

11.
Status Of Options Acquired By Us In The Offer; Accounting Consequences Of The Offer

        Eligible options that we acquire in connection with the offer will be canceled and the shares of common stock that may be purchased under those options will be returned to the pool of shares available for grants of new awards or options under the Plan and for issuance upon exercise of the new options without further stockholder action, except as required by applicable law or the rules of The Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

        Except as described below, we do not believe that we will record any compensation expense as a result of the offer because:

(a)
we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange; and

(b)
the exercise price of all new options will equal the market value of the common stock on the day immediately preceding the date we grant the new options.

        We may incur compensation expense, however, if we grant any options having an exercise price less than the exercise price of the tendered option to any tendering optionee within the period beginning six months prior to commencement of the exchange period and concluding at least six months and one day following the date we cancel the options accepted for exchange.

12.
Legal Matters; Regulatory Approvals

        We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the options as described in the offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of options submitted to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept exchanged eligible options and to issue new options is subject to the conditions described in Section 6.

13.
Material Tax Consequences

A.
A Guide to U.S. Federal Tax Issues

        General.    The following is a general summary of the material U.S. federal income tax consequences of the exchange of eligible options under the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which may change, possibly on a retroactive basis. This summary does not discuss all of the material tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders. In addition, this discussion does not address any aspect of foreign, state or local income taxation or any other form of taxation that may be applicable to an option holder. If you are an employee residing outside the United States, the discussion in this Section 13A generally will not apply to you. We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in the offer to exchange.

        Exchange of Eligible Options for Grant of New Options.    We believe that the exchange will be treated as a non-taxable exchange, and that, if you exchange outstanding incentive or nonqualified stock options for new options, you will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange.

        Grant of New Options.    You will also not be required to recognize any income for U.S. federal income tax purposes when we grant the new options. The grant of new options is not recognized as taxable income in the United States.

        Exercise of New Options.    The new options will be taxable as nonqualified stock options under the U.S. federal tax laws. When a nonqualified stock option is exercised, you will recognize taxable income for U.S. federal income tax purposes equal to the excess of (i) the fair market value of the purchased shares at the time of exercise over (ii) the exercise price paid for those shares, and you must satisfy the applicable withholding taxes with respect to such income. The subsequent sale of the shares you acquire from the exercise of your nonqualified stock option generally will give rise to capital gain equal to the amount you realize upon the sale of the shares minus the sum of the (i) exercise price paid for the shares plus (ii) the taxable income you previously recognized in connection with the purchase of those shares. A capital loss will result to the extent the amount realized upon such sale is less than such sum. The gain or loss will be long-term if the shares are held for more than the requisite holding period prior to the sale.

        Effect on Incentive Stock Options Not Tendered.    If you hold stock options which are incentive stock options under the U.S. federal tax laws, we do not believe that the offer will affect the tax status of those incentive stock options if you decide not to accept the offer with respect to any of such incentive stock options. However, the U.S. Internal Revenue Service (the "IRS") may characterize the offer as a "modification" of those incentive stock options, even if you decline the offer. A successful assertion by the IRS that your incentive stock options were modified would extend the period you would have to hold the shares purchased under those options in order to qualify all of the gain on a subsequent sale of those shares as long-term capital gain. Such an extended holding period for long-term capital gain would require that the sale of the shares not take place under the later of (i) two years from the date of the deemed modification of your incentive stock options or (ii) one year from the date of the option exercise for those shares. In addition, such a deemed modification may also cause a portion of your incentive stock options to be treated as nonqualified stock options upon exercise by reason of the dollar limitation imposed under the U.S. federal tax laws on the initial exercisability of incentive stock options. Under that limitation, the maximum dollar amount of shares for which an incentive stock option may first become exercisable in any calendar year (including the calendar year in which an outstanding option is deemed to have been modified and thereby treated as newly granted) cannot exceed $100,000, measured on the basis of the fair market value of the shares on the grant date of the option or (if later) at the time of any deemed modification of that grant.

        We recommend that you consult your own tax advisor with respect to the U.S. federal, state and local tax consequences of participating in the offer, and any foreign tax laws that may apply to you.

        If you choose not to exchange any of your eligible options we also recommend that you consult with your own tax advisor to determine the tax consequences applicable to the exercise of the eligible options you do not exchange and to the subsequent sale of the common stock purchased under those options.

B.
A Guide to Issues in France

        The following is a summary of the material tax consequences of the cancellation of eligible options in exchange for the grant of new options for individuals subject to tax in France. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of optionees. Please note that tax laws change frequently and occasionally on a retroactive basis. If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you.

        This summary also includes other country specific requirements that may affect your participation in the offer.

        You are advised to seek appropriate professional advice as to how the tax and other laws in your country apply to your specific situation.

        Offer to Exchange.    You will not be subject to tax as a result of the exchange of an eligible option for a new option.

        Grant of New Option.    You will not be subject to tax when the new option is granted to you.

        Exercise of New Option.    When you exercise the new option, you will be subject to income tax and social insurance contributions on the difference (or "spread") between the fair market value of the underlying shares on the date of exercise and the exercise price on such date. The spread will be characterized as salary income.

        Sale of Shares.    When you sell the shares purchased upon exercise, you will be subject to capital gains tax on the difference between the sale proceeds and the fair market value of the shares on the date of exercise. You will be taxed at the rate of 26% (16%, plus 10% additional contributions). This tax applies only if the aggregate gross proceeds that you (including your spouse and children under the age of 18) receive from all sales of stock during a calendar year exceed a certain indexed amount, currently set at €15,000 for 2003.

        If the sale proceeds are less than the fair market value of the shares at the time of exercise, you will realize a capital loss. Such capital loss can be offset against capital gains realized from the sale of securities during the year in which you sold the shares and/or during the ten following years. Capital loss cannot be offset against other types of income (such as salary).

Withholding and Reporting

        Your employer is not required to withhold income tax as a result of our participation in the offer (including when you exercise your new option), provided that you are a French tax resident. However, because the spread at exercise will be considered salary income, your employer is required to report the spread on its annual declaration of salaries (which is filed with the tax and labor authorities) and on your monthly pay slip. In addition, your employer will withhold and pay all applicable social security contributions at the time you exercise your new option. You are responsible for reporting on your personal income tax return and paying any and all income tax due as a result of your participation in the offer (i.e., spread at exercise and gain on sale of shares).

Exchange Control Information

        You may hold shares purchased under the new option outside of France provided you declare all foreign accounts, whether open, current, or closed, on your income tax return. You must also declare to the customs and excise authorities any cash or securities you import or export without the use of a financial institution when the value of the cash or securities is equal to or exceeds €7,600.

C.
A Guide to Issues in Germany

        The following is a summary of the material tax consequences of the cancellation of eligible options in exchange for the grant of new options for individuals subject to tax in Germany. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of optionees. Please note that tax laws change frequently and occasionally on a retroactive basis. If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you.

        This summary also includes other country specific requirements that may affect your participation in the offer.

        You are advised to seek appropriate professional advice as to how the tax and other laws in your country apply to your specific situation.

        Offer to Exchange.    It is unlikely that you will be subject to tax as a result of the exchange of an eligible option for a new option.

        Grant of New Option.    You will not be subject to tax when the new option is granted to you.

        Exercise of New Option.    When you exercise your new option, you will be subject to income tax on the difference between the fair market value of the shares on the date of exercise and the exercise price. You also will be subject to social tax on this amount to the extent you have not already exceeded the applicable contribution ceiling.

        Sale of Shares.    You will not be subject to tax when you subsequently sell shares provided you own the shares for at least 12 months, do not own 1% or more of Veeco's stated capital (and have not owned 1% or more at any time in the last five years) and the shares are not held as business assets (this requirement should be met since you purchased the shares as an employee). If you are subject to tax upon sale, you will be subject to tax on one-half of the gain (calculated as the sale proceeds less the fair market value of the shares at exercise) as capital gain, less one-half of the sales related expenses. Furthermore, you will be subject to tax only if your total capital gain exceeds €512 in the relevant tax year. If this threshold is exceeded, you will be taxed on the full gain (and not only the gain in excess of €512).

        Withholding and Reporting.    Your employer is required to withhold and report income tax and social insurance contributions (to the extent that you have not exceeded the applicable contribution ceiling) when you exercise the new option. If your actual tax liability differs from the amount withheld, it is your responsibility to pay the additional tax. In addition, it is your responsibility to report and pay any taxes due as a result of the sale of shares.

        Exchange Control Information.    Cross-border payments in excess of €12,500 must be reported monthly. If you use a German bank to transfer a cross-border payment in excess of €12,500 in connection with the purchase or sale of Veeco shares, the bank will make the report. In addition, you must report any receivables or payables or debts in foreign currency exceeding an amount of €5,000,000 on a monthly basis. Finally, you must report your holding annually in the unlikely event that you hold shares representing 10% or more of the total or voting capital of Veeco.

D.
A Guide to Issues in Japan

        The following is a summary of the material tax consequences of the cancellation of eligible options in exchange for the grant of new options for individuals subject to tax in Japan. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of optionees. Please note that tax laws change frequently and occasionally on a retroactive basis. If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you.

        This summary also includes other country specific requirements that may affect your participation in the offer.

        You are advised to seek appropriate professional advice as to how the tax and other laws in your country apply to your specific situation.

        Offer to Exchange.    You may be subject to income tax as a result of the exchange of an eligible option for a new option, although this result is not certain.

        Grant of New Option.    You will not be subject to tax when the new option is granted to you.

        Exercise of New Option.    When you exercise the new option, you will be subject to tax on the difference between the fair market value of the shares on the date of exercise and the exercise price. This gain likely will be treated as "remuneration income" (although the proper classification is currently being litigated in Japanese courts) and will be taxed at your marginal tax rate. Social insurance contributions will not be due on the gain at exercise.

        Sale of Shares.    If you acquire shares upon exercise, you will be subject to tax when you subsequently sell the shares. You will be taxed on the difference between the sale proceeds and the fair market value of the shares on the date of exercise. You may be eligible for a reduced tax rate, depending on the circumstances of the sale (e.g., whether you sell shares though a broker licensed in Japan). Please consult with your tax advisor regarding whether you will be eligible for a reduced tax rate.

        Withholding and Reporting.    Your employer will likely not be required to withhold income tax when you exercise your new option. It is your responsibility to file a personal tax return and to report and pay any taxes resulting from the exchange, the grant and exercise of the new option, and the sale of shares.

E.
A Guide to Issues in Singapore

        The following is a summary of the material tax consequences of the cancellation of eligible options in exchange for the grant of new options for individuals subject to tax in Singapore. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of optionees. Please note that tax laws change frequently and occasionally on a retroactive basis. If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you.

        This summary also includes other country specific requirements that may affect your participation in the offer.

        You are advised to seek appropriate professional advice as to how the tax and other laws in your country apply to your specific situation.

        Offer to Exchange.    You may be subject to tax as a result of the exchange of an eligible option for the right to a new option as the Inland Revenue Authority of Singapore (the "IRAS") may view the exchange as a taxable "release" of an existing right. In practice, the IRAS is likely to disregard the "release" of the option and simply tax the new option when you exercise it. However, this result is not certain.

        Grant of New Option.    You will not be subject to tax when the new option is granted to you.

        Exercise of New Option.    Assuming you are not taxed when the eligible option is canceled, when you exercise the new option, you will likely be subject to income tax on the difference (or "spread") between the fair market value of the shares on the date of exercise and the exercise price. You will not likely be subject to Central Provident Fund contributions on the spread.

        Sale of Shares.    If you acquire shares at exercise, you will not be subject to tax when you subsequently sell the shares provided you are not in the business of buying and selling securities.

        Withholding and Reporting.    Your employer is not required to withhold income tax or Central Provident Fund contributions with respect to the exchange, grant of the new option, exercise of the new option, or upon the sale of shares. However, if you are not a Singaporean citizen or permanent resident of Singapore and you are about to cease employment or leave Singapore, special withholding rules will apply to you and you should consult with your tax advisor.

        Even though your employer is not generally required to withhold taxes, your employer will prepare a Form IR8A each year stating the salary or benefits paid to you during the year. This will include the value of the shares which you acquire pursuant to exercise. Your employer will provide this Form IR8A to you. It is then your responsibility to report and pay all applicable taxes due.

F.
A Guide To Issues In Thailand

        The following is a summary of the material tax consequences of the cancellation of eligible options in exchange for the grant of new options for individuals subject to tax in Thailand. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of optionees. Please note that tax laws change frequently and occasionally on a retroactive basis. If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you.

        This summary also includes other country specific requirements that may affect your participation in the offer.

        You are advised to seek appropriate professional advice as to how the tax and other laws in your country apply to your specific situation.

        Offer to Exchange.    You will not be subject to tax as a result of the exchange of an eligible option for a new option.

        Grant of New Option.    You will not be subject to tax when the new option is granted to you.

        Exercise of New Option.    When you exercise the new option, you will be subject to income tax on the spread element (the difference between the fair market value of the underlying shares at exercise and the option exercise price).

        Sale of Shares.    If you acquire shares upon exercise, you may be subject to tax when you subsequently sell the shares.

        Withholding and Reporting.    Your employer may be required to withhold income tax when you exercise your new option. It is your responsibility to file a personal tax return and to report and pay any taxes resulting from the grant and exercise of the new option.

G.
A Guide to Issues in the United Kingdom

        The following is a summary of the material tax consequences of the cancellation of eligible options in exchange for the grant of new options for individuals subject to tax in the United Kingdom. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of optionees. Please note that tax laws change frequently and occasionally on a retroactive basis. If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you.

        This summary also includes other country specific requirements that may affect your participation in the offer.

        You are advised to seek appropriate professional advice as to how the tax and other laws in your country apply to your specific situation.

        Grant of New Option.    You will not be subject to tax when the new options are granted to you.

        Exercise of New Option.    When you exercise your new option, you will be subject to income and social tax on the spread element (the difference between the fair market value of the underlying shares at exercise and the option exercise price).

        Sale of Shares.    When you sell your shares, you will be subject to capital gains tax. Your taxable gain will be calculated as the difference between: (i) the sale proceeds; and (ii) the exercise price paid for the shares plus the amount (if any) that was subject to tax at the time of exercise, less any applicable costs of acquisition or disposal.

        You may be able to benefit from taper relief to reduce your chargeable gain. The rate of taper relief is dependant upon the number of years that the shares are held and whether the shares qualify as business assets (which in turn depends on whether you continue to be employed by a Veeco group company).

        Withholding and Reporting.    Your employer is required to withhold and report income tax and NICs on the spread at exercise of the new options. Your employer is required to report the details of the exchange of options and any future option exercise on its annual UK Inland Revenue tax return. If the amount withheld by your employer is not sufficient to cover your actual liability, you will be responsible for paying the difference to your employer. In addition, you are required to report the exercise of the new options on your UK tax return.

        You may be responsible for paying capital gains tax upon the sale of shares.

14.
Extension Of Offer; Termination; Amendment

        We may, at any time and from time to time, extend the period of time during which the offer is open and delay accepting any options surrendered or exchanged by publicly announcing the extension and giving oral or written notice of the extension to the option holders.

        Prior to the expiration date, we may postpone accepting and canceling any eligible option if any of the conditions specified in Section 6 occur. In order to postpone accepting or canceling, we must publicly announce the postponement and give oral or written notice of the postponement to the option holders. Our right to delay accepting and canceling eligible options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we must return the surrendered options promptly after we terminate or withdraw the offer.

        As long as we comply with any applicable laws, we may amend the offer in any way, including decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of eligible options to be exchanged or surrendered in the offer.

        We may amend the offer at any time by publicly announcing the amendment. If we extend the length of time during which the offer is open, the amendment must be issued no later than 9:00 a.m., New York City Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement relating to the offer will be made by issuing a press release.

        If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will publish notice of the action:

  •
  we increase or decrease what we will give you in exchange for your options; or

  •
  we increase or decrease the number of options eligible to be exchanged in the offer.

        If the offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of ten business days after the date the notice is published.

15.
Fees And Expenses

        We will not pay any fees or commissions to any broker, dealer or other person for asking option holders to exchange eligible options under this offer to exchange.

16.
Additional Information

        This Offer to Exchange is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to exchange your options:

  (a)
  our annual report on Form 10-K for our fiscal year ended December 31, 2002, including the information incorporated by reference in the Form 10-K from our definitive proxy statement for our 2003 annual meeting of stockholders, filed with the SEC on April 8, 2003;

  (b)
  our quarterly reports on Form 10-Q for the quarterly periods ended September 30, March 31, 2003 and June 30, 2003; and

  (c)
  the description of our common stock included in our registration statement on Form 8-A, as filed with the SEC, including any amendments or reports we file for the purpose of updating that description.

        The SEC file number for these filings is 000-16244. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference room:

    450 Fifth Street, N.W.
    Washington, D.C. 20549

        You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

        Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

        Our common stock is quoted on The Nasdaq National Market under the symbol "VECO" and our SEC filings can be read at the following Nasdaq address:

    Nasdaq Operations
    735 K Street, N.W.
    Washington, D.C. 20006

        We will also provide without charge to each person to whom we deliver a copy of this Offer to Exchange, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

    Veeco Instruments Inc.
    Attn: Investor Relations
    100 Sunnyside Boulevard, Suite B
    Woodbury, New York 11797

or by telephoning us at (516) 677-0200 on weekdays between the hours of 9:00 a.m. and 5:00 p.m., New York City Time.

        As you read the documents listed in Section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document. The information contained in this Offer to Exchange about Veeco should be read together with the information contained in the documents to which we have referred you.

17.
Forward Looking Statements; Miscellaneous

        The information provided herein may contain forward-looking statements. When used herein, the words "believes," "anticipates," "expects," "estimates," "plans," "intends," and similar expressions are intended to identify forward-looking statements. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from projected results. Factors that may cause these differences include, but are not limited to:

  •
  the dependence on principal customers and the cyclical nature of the data storage, telecommunications/wireless, semiconductor, research and industrial industries,

  •
  rapid technological change and risks associated with the acceptance of new products by individual customers and by the marketplace,

  •
  fluctuations in quarterly operating results,

  •
  risk of cancellation or rescheduling of orders,

  •
  risks associated with evaluating and pursuing acquisition opportunities and integrating acquired businesses into our business,

  •
  loss of key management or our inability to attract and retain sufficient numbers of managerial, engineering and other technical persons,

  •
  the highly competitive nature of industries in which the Company operates,

  •
  changes in foreign currency exchange rates, and

  •
  the other matters discussed under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and in the Company's Quarterly Report(s) on Form 10-Q filed since December 31, 2002.

        Consequently, such forward-looking statements should be regarded solely as the Company's current plans, estimates and beliefs. The Company does not undertake any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

        If, at any time, we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If, we cannot comply with the law, the offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.

        We and our Board recognize that the decision to accept our offer is an individual one that should be based on a variety of factors. You should consult your personal advisors if you have questions about your financial or tax situation. The information about this offer from Veeco is limited to this document, the accompanying cover letter and the Stock Option Election.

        WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON

THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT, THE ACCOMPANYING COVER LETTER AND THE RELATED STOCK OPTION ELECTION. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU SHOULD NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

VEECO INSTRUMENTS INC.
December 18, 2003

SCHEDULE A
INFORMATION ABOUT THE DIRECTORS AND THE
TOP FIVE MOST HIGHLY COMPENSATED EXECUTIVE OFFICERS
OF VEECO INSTRUMENTS INC.

        The directors and top five most highly compensated executive officers of Veeco, their positions and offices as of December 12, 2003, and the number of shares of common stock covered by all options that they owned as of December 12, 2003 are set forth in the following table:

Name	Title	Number of Options
Edward H. Braun	Chairman of the Board and Chief Executive Officer	1,004,000
Richard A. D'Amore	Director	61,999
Joel A. Elftmann	Director	58,666
Heinz K. Fridrich	Director	45,000
Douglas A. Kingsley	Director	31,860
Paul R. Low	Director	55,333
Roger D. McDaniel	Director	31,000
Irwin H. Pfister	Director	45,000
Walter J. Scherr	Director	41,001
John K. Bulman	Executive Vice President, Worldwide Sales and Foreign Operations	95,000
Don R. Kania, Ph. D	President	308,340
John P. Kiernan	Vice President, Finance and Corporate Controller	107,334
John F. Rein, Jr.	Executive Vice President, Chief Financial Officer and Secretary	309,500

        None of the above options are eligible for exchange under this offer.

        The address of each director and executive officer is: c/o Veeco Instruments Inc., 100 Sunnyside Boulevard, Suite B, Woodbury, New York 11797 and the telephone number at such address for each such director and executive officer is (516) 677-0200.

SCHEDULE B

STOCK OPTION ELECTION AGREEMENT

December 18, 2003

        As a condition to participation in the Veeco Instruments Inc. Stock Option Exchange Program, each eligible employee must agree to the following in the manner provided on www.myVeeco.com:

        1.     I have received the Offer to Exchange (the "Offer to Exchange"), this Stock Option Election Agreement and the Stock Option Election (which together, as they may be amended from time to time, constitute the "offer") each dated December 18, 2003.

        2.     Pursuant to the terms of the offer, I elect to have one or more eligible options held by me cancelled in exchange for a right to receive new options in accordance with the exchange ratio specified in the Offer to Exchange.

        3.     Unless I change my election on or before 12:00 midnight New York City Time on January 20, 2004 (the "Expiration Date") (or a later Expiration Date if the Company extends the offer), my election will be irrevocable and, if accepted by the Company, such surrendered eligible options will be cancelled in their entirety on the first business day following the Expiration Date.

        4.     I will have the right to receive new options to be granted no earlier than July 21, 2004, subject to my continuous employment with Veeco through such date.

        5.     I will have no right to exercise all or any part of the eligible options I elect to exchange after I submit the Stock Option Election (unless I submit a change to my election prior to the Expiration Date) and such eligible options I elect to exchange will be cancelled as of the Expiration Date.

        6.     My election is voluntary.

        7.     I represent I have full power and authority to execute and deliver the Stock Option Election and the consent of no other party is required.

        8.     The Company has made no representations or warranties to me regarding the offer or the future pricing of the Company's common stock and my participation in the offer is at my own discretion.

        9.     The Company shall not be liable for any costs, taxes, loss or damage I may incur through my election to participate in the offer.

        10.   Data Privacy Consent. I consent to the collection, use and transfer of my personal data by Veeco and third parties assisting Veeco with this offer, but only for the purpose of administering my participation in this offer. By submitting the Stock Option Election, I also acknowledge and agree that: (i) the parties receiving this data may be located outside of the U.S., and the recipient's country may have different data privacy laws and protections than the U.S.; (ii) the data will be held only as long as necessary to administer and implement this offer and as legally required; (iii) I can request from Veeco a list of the parties that may receive my data; (iv) I can request additional information about how the data is stored and processed; and (v) I can request that the data be amended if it is incorrect. I may, at any time, withdraw this Data Privacy Consent in writing by contacting the Stock Option Exchange Administrator. I understand if I withdraw my data privacy consent, however, I will not be able to participate in this offer.

QuickLinks

  Exhibit 99.1a(1)
VEECO INSTRUMENTS INC. OFFER TO EXCHANGE OUTSTANDING OPTIONS HAVING AN EXERCISE PRICE OF $40.00 OR GREATER FOR NEW OPTIONS THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 20, 2004, UNLESS THE OFFER IS EXTENDED.
IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
RISKS OF PARTICIPATING IN THE OFFER
ECONOMIC RISKS
TAX-RELATED RISKS
THE OFFER
SCHEDULE A INFORMATION ABOUT THE DIRECTORS AND THE TOP FIVE MOST HIGHLY COMPENSATED EXECUTIVE OFFICERS OF VEECO INSTRUMENTS INC.
SCHEDULE B STOCK OPTION ELECTION AGREEMENT